NYSE
AN ICE EXCHANGE

June 13, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of T. Rowe Price Exchange-Traded Funds, Inc., under the Exchange Act of 1934:

- T. Rowe Price Capital Appreciation Equity ETF
- T. Rowe Price Growth ETF
- T. Rowe Price International Equity ETF
- T. Rowe Price Small-Mid Cap ETF
- T. Rowe Price Value ETF

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com